                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under The Securities Exchange Act of 1934

                               (Amendment No. 1 )





                           Everen Capital Corporation
                                (Name Of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    299761106
                                 (Cusip Number)


                                            (Continued on the following page(s))


                                Page 1 of 6 Pages

CUSIP No.   299761106                  13G                     Page 2 of 6 Pages


 Everen Capital Corporation


1                     NAME OF REPORTING PERSON
                      S.S.  OR  I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
                      The Chase Manhattan Corporation - CMC
                      For Everen CapitalCorporation Master Trust(the "Plan") and Trust Administered by the The Chase Manhattan
                      Bank - CMB

2                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (A)
                                                                             (B)

3                     SEC USE ONLY


4                     CITIZENSHIP OR PLACE OF ORGANIZATION The Chase Manhattan
                      Corporation - Delaware
                       The Chase Manhattan Bank - New York

NUMBER                5         SOLE VOTING POWER
OF                              None
SHARES
BENEFICIALLY          6         SHARED VOTING POWER
OWNED BY                        CMC  - 18,165,155
EACH                            CMB  - 18,165,155
REPORTING                       Plan - 18,165,155
PERSON
WITH                  7         SOLE DISPOSITIVE POWER
                                None

                      8         SHARED DISPOSITIVE POWER
                                CMC  - 18,165,155
                                CMB  - 18,165,155
                                Plan - 18,165,155

 9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON
                      CMC  - 18,165,155
                      CMB  - 18,165,155
                      Plan - 18,165,155

10                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                      CERTAIN SHARES *

11                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                      CMC  - 52.2%
                      CMB  - 52.2%
                      Plan - 52.2%

12                    TYPE OF PERSON REPORTING*
                                        CMC  - HC
                                        CMB  - BK
                                        Plan - ESOP


                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).Name of Issuer:
Everen Capital Corporation
Item 1(b).Address of Issuer's:
77 West Wacker
Chicago, Illinois 60601


              Offices


Item 2(a). Name of Person Filing:                     This notice is filed by
                                                      The Chase Manhattan
                                                      Corporation (CMC) and its
                                                      wholly owned subsidiary,
                                                      The Chase Manhattan Bank
                                                      (CMB )

           Item 2(b). Address of Principal Business   CMC: 270 Park Avenue
           Office:                                         New York, NY 10017
                                                      CMB: 270 Park Avenue
                                                           New York, NY 10017
Item 2(c). Citizenship:                               CMC - Delaware
                                                      CMB - New York

Item 2(d). Title of Class of Securities:              Common Shares

Item 2(e). CUSIP Number:                              299761106

                           EVEREN CAPITAL CORPORATION


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act.

          (b) [X] Bank as defined in Section 3(a)(6) of the Act.

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) [X] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).

          (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.   Ownership:

          (a)     Amount Beneficially Owned:               CMC  -  18,165,155
                  As of December 31, 1998                  CMB  -  18,165,155
                  Plan -  18,165,155

          (b)     Percent of Class:                         CMC  - 52.2 %
                                                            CMB  - 52.2 %
                                                            Plan - 52.2 %

          (c)     Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:
                                                            None

            (ii)  Shared power to vote or to direct the vote:
                         The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 18,165,155 shares of Common Stock.

                         Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

                           EVEREN CAPITAL CORPORATION

          (iii) Sole power to dispose or to direct the disposition of:
                None

          (iv)  Shared power to dispose or to direct the disposition of:


The Plan and Trust created pursuant thereto share the power to dispose or direct the disposition of 18,165,155 shares of Common Stock.

Chase and CMC share the power to dispose or direct the disposition of 0 shares of Common Stock.

The 18,165,155 shares of Common Stock are held in the Trust created pursuant to the Everen Capital Corporation 401(k) and Employee Stock Ownership Trust Agreement and dated April 1, 1997, and as subsequently ammended between Chase as the Master Trustee (the Master Trustee) and Everen Corporation, for the benefit of Participants in the Plan (Trust).

Except as set forth below, the Master Trustee is obligated, under the terms of the Trust and the terms of the Plan, to vote, tender or exchange and Common Stock beneficially owned by the Trust as directed by Participants in the Plan(the Participants).

For this purpose, each Participant acts in the capacity of a named Fiduciary with respect to all shares of Common Stock as to which such Participant has the rights of direction with respect to voting, exchange and any other rights appurtenant to such stock.

Under the terms of the Trust, The Master Trustee will vote shares of Common Stock allocated to the accounts of Participants in accordance with the instructions given by such Participants. Unallocatted shares of Common Stock, together with any allocated shares for which no instructions are received, are voted by the Master Trustee in the same proportion as the shares of Common Stock for which instructions are received.

The administrators of the Plan may cause the Master Trustee to dispose of shares of Common Stock under certain limited circumstances

The actions of the Master Trustee under the terms of the Trust, including but not limited to the provisions described above, are subject to the requirements of ERISA.

Item 5.    Ownership of Five Percent or Less of a Class:
           Not applicable


Item 6.    Ownership of More than Five Percent on Behalf of Another Person:


Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

           Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8.    Identification and Classification of Members of this Group:

           Not applicable.

Item 9.    Notice of Dissolution of Group:

           Not applicable.

           EVEREN CAPITAL CORPORATION


Item 10.   Certification:

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.



Dated:        Februray 16, 1999


The  Chase Manhattan Bank                     THE CHASE MANHATTAN CORPORATION


/S/ Stuart A. Ruggles                         /S/ Anthony J. Horan
----------------------------                  -------------------------------
    Stuart A. Ruggles                             Anthony J. Horan
    Trust Compliance Officer                      Corporate Secretary